UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

June 14, 2010
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On June 14, 2010, Stage Stores, Inc. ("the Company") issued a News Release announcing that its Board of Directors has approved a 50% increase in the Company's quarterly cash dividend to 7.5 cents per share from the previous quarterly rate of 5 cents per share. The new quarterly dividend rate of 7.5 cents per share will be applicable to dividends declared after June 23, 2010. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on June 14, 2010, announcing that its Board of Directors has approved a 50% increase in the Company's quarterly cash dividend to 7.5 cents per share from the previous quarterly rate of 5 cents per share. The new quarterly dividend rate of 7.5 cents per share will be applicable to dividends declared after June 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

June 17, 2010   /s/ Edward J. Record
   (Date)   Edward J. Record
                                                 Chief Financial Officer and
                                                 Chief Operating Officer